BigBear.ai Holdings, Inc.

6811 Benjamin Franklin Drive, Suite 200

Columbia, Maryland 21046

May 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Patrick Faller and Joshua Shainess

Re:	BigBear.ai Holdings, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed May 19, 2022

File No. 333-261887

Ladies and Gentlemen:

BigBear.ai Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-261887, as amended, to 4:00 p.m., Eastern Time, on Monday, May 23, 2022, or as soon thereafter as practicable.

Please contact Tim Cruickshank of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4794 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Joshua Kinley
Joshua Kinley
Chief Financial Officer